September 2004

                        SUB-ITEM 77E - LEGAL PROCEEDINGS

In early 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund and a purported shareholder in the Dreyfus S&P 500 Stock Index Fund each filed similar class action lawsuits in the United States District Court for the Western District of Pennsylvania against Mellon Financial Corporation, Mellon Bank, N.A. (the "Mellon Defendants"), The Dreyfus Corporation, Founders Asset Management LLC, and certain directors of Dreyfus Funds (together with the Dreyfus Founders Funds, the "Funds") and certain John Doe defendants identified as directors of other Dreyfus Funds. (Hays v. Mellon Financial Corp., et. al. and Wortman v. Mellon Financial Corp., et. al.)

In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. In addition to the defendants mentioned above, Plaintiffs also named Dreyfus Service Corporation and Premier Mutual Fund Services, Inc. as defendants. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation alleged violations of Sections 34(b), 36(a), 36(b), and 48(a) of the Investment Company Act of 1940 (the "ICA"), Section 215 of the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. More specifically, plaintiffs claimed, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs asserted that economies of scale and soft-dollar benefits were not passed on to the Funds and that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. Plaintiffs sought to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. The Amended Complaint sought compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses.

Defendants filed motions to dismiss the Amended Complaint in whole or substantial part on November 12, 2004. In a Memorandum Opinion dated September 28, 2005, the Court dismissed all of the claims except for a claim against Dreyfus under Section 36(b) of the ICA which alleged that Dreyfus had breached a duty to the Dreyfus funds by charging advisory fees that were excessive, and a claim under section 48(a) of the ICA against the Mellon Defendants claiming that they were "controlling persons" responsible for that violation.

Dreyfus and the Mellon Defendants answered the Amended Complaint, denying its material allegations and asserting certain affirmative defenses. Dreyfus and the Mellon Defendants simultaneously moved for judgment on the pleadings on the remaining claims on the grounds that, pursuant to the ICA, they should have been brought derivatively but were improperly brought as class claims. On April 7, 2006, the Court granted this motion and dismissed both remaining claims. On April 24, 2006, Plaintiffs filed a motion for reconsideration of the Court's dismissal, seeking leave to replead their excessive fee and control person claims as derivative. The Court denied Plaintiffs' motion on June 16, 2006.